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JOHN V. O’HANLON john.ohanlon@dechert.com +1 617 728 7111 Direct +1 617 275 8367 Fax

February 18, 2014

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Laura E. Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (SEC File No. 811-07589) and The Hartford Mutual Funds II, Inc. (SEC File No. 811-00558) (each, a “Registrant” and collectively, the “Registrants”)

Dear Mses. O’Neal-Johnson and Hatch:

This letter responds to comments you provided telephonically to me, Alice Pellegrino, Michelle Lombardo and Nicholas DiLorenzo on February 10, 2014 (see Section I: Legal & Regulatory Comments) and February 12, 2014 (see Section II: Accounting Comments), in connection with your review of three registration statement on Form N-14 (each, a “Registration Statement” and collectively, the “Registration Statements”) under the Securities Act of 1933, as amended (the “Securities Act”), filed on behalf of the Registrants on January 17, 2014. The Registration Statements were filed in connection with certain proposed reorganizations in which (i) The Hartford Value Opportunities Fund  will acquire all of the assets of The Hartford Value Fund, (ii) The Hartford Growth Opportunities Fund will acquire all of the assets of The Hartford Growth Fund, and (iii) Hartford Global Capital Appreciation Fund will acquire all of the assets of The Hartford Global Growth Fund, in each instance in exchange for shares of the respective acquiring fund and the assumption by such acquiring fund of the liabilities of each respective acquired fund.

On behalf of the Registrants, we have reproduced your questions/comments below and immediately thereafter have provided the Registrants’ responses or described how the Registrants will address your comments in a post-effective amendment to the Registration Statements to be filed pursuant to Rule 485(b) under the Securities Act.  Capitalized terms have the same meaning as defined in the Registration Statements.

SECTION I:         LEGAL & REGULATORY COMMENTS

General Comments

1.              Comment:           Please confirm that each staff comment applicable to more than one Registration Statement will be implemented with respect to each Registration Statement to which it applies.

Response:            The Registrants confirm that each staff comment applicable to more than one Registration Statement will be implemented with respect to each Registration Statement to which such comment applies.

2.              Comment:           With respect to the first Question and Answer (“Q&A”) in the Questions and Answers About the Information Statement/Prospectus section of each Registration Statement, please consider defining the “record date” in the first instance where it appears.

Response:            The Registrants have revised the disclosure consistent with this comment.

3.              Comment:           With respect to the second Q&A in the Questions and Answers About the Information Statement/Prospectus section of each Registration Statement, please consider revising the following sentence to state that the Reorganization “may” increase each acquiring fund’s overall costs:

“the fact that the Reorganization would increase the assets of Global Capital Appreciation, which should reduce Global Capital Appreciation’s overall costs through economies of scale with possible beneficial effects on Global Capital Appreciation’s expense ratio.”

Response:            The Registrants have revised the disclosure consistent with this comment.

4.              Comment:           With respect to the expense table in the “Operating Expenses” section of each Registration Statement, please revise the “Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less)” line item for Class A shares to reflect “1.00%” and revise the accompanying footnote to indicate that such deferred sales charge only applies for investments over $1 million.

Response:            Shareholders of a fund are generally not subject to a contingent deferred sales charge (“CDSC”) on redemptions of Class A shares.  However, investments of $1 million or more in Class A shares — which qualify for a full waiver of the Class A shares’ front end sales charge — are subject to a CDSC of 1.00% on any shares sold within 18 months of purchase.  This fact is disclosed in the How Sales Charges are Calculated section of each fund’s Prospectus.  The Registrants believe disclosure of this 1.00% CDSC is material to investors but believes that it is inappropriate to identify such CDSC in the table as the Class A shares maximum deferred sales charge given that most shareholders will never be required to pay such sales charges.  Prior to the introduction of the summary prospectus, the Registrants had only disclosed the Class A shares 1.00% CDSC in a footnote to the expense table.  In its implementation of the summary prospectus, the Registrants removed the footnote and included a cross reference to the disclosure of the Class A shares 1.00% CDSC in the How Sales Charges are Calculated section of the Prospectus in the narrative introduction to a fund’s expense table.  When the SEC staff indicated in its comments to the Registrants’ summary prospectus that such language in the introduction to the expense table is not permitted by Form N-1A, the Registrants removed the cross-reference and added the parenthetical in the expense table indicating that no deferred sales charge applies to Class A investments of under $1 million.  As a result of certain limitations imposed by XBRL, the Registrants had proposed to revert to using only a footnote to disclose this CDSC as part of a previous annual update to the Registrants’ registration statements.  However, the Registrants again received a comment from the SEC staff indicating that the footnote could only be included to the extent the sales charges referred to in the footnote were included in the expense table.  Accordingly, in order to address the staff comment, the Registrants reinserted the parenthetical to the expense table indicating that there is no deferred sales charge for Class A shares where under $1 million is invested, such that the deferred sales charge is included in the table.  As indicated above, the Registrants believe that further revision to the expense table to reflect a 1.00% deferred sales charge would be inappropriate and potentially misleading.  For these reasons, the Registrants respectfully decline to make the proposed change.

5.              Comment:           As a general matter, the SEC staff objects to filing a prospectus under Rule 488 of the Securities Act of 1933, as amended (the “Securities Act”) with certain incomplete information. Please explain why certain information was incomplete and confirm supplementally that the Registrants acknowledge that filings pursuant to Rule 488 are required to be materially complete upon filing.

Response:            The Registrants acknowledge that filings pursuant to Rule 488 are required to be materially complete upon filing. The Registrants endeavor to provide all reasonably available information when submitting a filing under Rule 488. However, Form N-14 and Schedule 14A require that certain information be calculated as of the funds’ calendar or fiscal year end. As a result of administrative difficulty or impossibility in preparing and calculating such information prior to submitting each Registration Statement, this information was not included with the 488 filing.

The Registrants will endeavor to include all information that is readily available in future Rule 488 filings.

6.              Comment:           With respect to the legality of shares opinion, please file an updated opinion reflecting the following revisions: (i) delete the qualifier regarding license to practice only in Pennsylvania; and (ii) delete the assumption that the corporate laws of Maryland are identical to those of Pennsylvania  In this regard, please see Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, dated October 14, 2011.

Response:            The Registrant will file an opinion revised in accordance with this comment as part of a post-effective amendment to the Registration Statement.

7.              Comment:           As a general matter, the SEC staff notes that it typically requires an opinion and consent of counsel with respect to tax matters to be filed in connection with a Rule 488 filing. Please confirm supplementally that the Registrants (i) will provide a form of tax opinion in all future filings pursuant to Rule 488, and (ii) that an opinion and consent of counsel with respect to tax matters will be filed as part of a post-effective amendment to the Registration Statement following the closing of the reorganizations.

Response:            The Registrants will file a form of tax opinion in all future filings pursuant to Rule 488. Furthermore, the Registrants undertake that an opinion and consent of counsel with respect to tax matters will be filed as part of a post-effective amendment to the Registration Statements following the closing of the reorganizations.

Fund-Specific Comments

8.              Comment:           With respect to the Value Fund Registration Statement, please provide additional information in the first sentence of the “Reasons For The Reorganization”

section explaining why, in light of the relative imbalance in net asset value of the acquiring and acquired fund, the board determined to merge the Value Fund into the Value Opportunities Fund.

Response:            The Registrants have revised the disclosure consistent with this comment.

9.              Comment:           With respect to the Global Growth Fund Registration Statement, please confirm supplementally that although the registration statement will become effective automatically under Rule 488 under the Securities Act on the thirtieth day after it is filed with the SEC, the Registrants undertake not to offer the shares being registered through this Form N-14 to shareholders prior to March 5, 2014.

Response:            The Registrants confirm that although the registration statement will become effective automatically under Rule 488 under the Securities Act on the thirtieth day after it is filed with the SEC, the Registrants undertake not to offer the shares being registered through the Global Growth Fund Form N-14 to shareholders prior to March 5, 2014.

10.       Comment:           With respect to the Global Growth Fund Registration Statement, please delete the word “of” in the following sentence: “At a meeting of held on November 7, 2013, the Board approved a proposal to change the name of The Hartford Capital Appreciation II Fund to Hartford Global Capital Appreciation Fund.”

Response:            The Registrants have revised the disclosure consistent with this comment.

SECTION II:       ACCOUNTING COMMENTS

General Comments

11.       Comment:           With respect to “Note 1 — Reorganization” in the Pro Forma Financial Statements section of Part B, please state the unit of measure utilized when disclosing the number of shares exchanged.

Response:            The Registrants have revised the disclosure consistent with this comment.

12.       Comment:           With respect to “Note 2 — Basis of Pro Forma” in the Pro Forma Financial Statements section of Part B, please state the unit of measure utilized when disclosing net assets.

Response:            The Registrants have revised the disclosure consistent with this comment.

Fund-Specific Comments

13.       Comment:           With respect to the second Q&A in the Questions and Answers About the Information Statement/Prospectus section of the Value Fund Registration Statement, please consider providing additional disclosure to clarify why the expense caps disclosed in the Registration Statement differ from those in each fund’s most recent annual report dated October 31, 2013.

Response:            The Registrants have revised the disclosure consistent with this comment.

14.       Comment:           With respect to the Value Fund Registration Statement, please confirm supplementally that any changes to the shareholder fees table will also be reflected in the expense example table.

Response:            The Registrants confirm that any changes to the shareholder fees table will also be reflected in the expense example table.

15.       Comment:           With respect to the Value Fund Registration Statement, please consider including the dollar amount of the management fee reduction applicable to the Value Opportunities Fund in “Note 3 — Pro Forma Expense Adjustments” in the Pro Forma Financial Statements section of Part B.

Response:            The Registrants note that, as disclosed in the section titled “Board Considerations and Benefits of The Reorganization,” effective February 28, 2014, the management fee rates applicable to each of the Value Fund and Value Opportunities Fund are the same at all asset levels.  In addition, there would be no change to the management fee’s breakpoint as a result of the Reorganization. Accordingly, the Registrants respectfully decline to make the proposed change.

16.       Comment:           With respect to “Note 3 — Pro Forma Expense Adjustments” of the Value Fund Registration Statement, please consider including a footnote(s) to explain the increase in “Custodian Fees” and “Other Expenses.”

Response:            The Registrants have revised the disclosure consistent with this comment.

17.       Comment:           With respect to the Global Growth Fund Registration Statement, please explain supplementally in detail the analysis pursuant to which the Registrants determined which fund will be the performance or accounting survivor following the close of the reorganization in accordance with the SEC staff’s guidance in North American Security Trust (pub. avail. Aug. 5, 1994) (“NAST no-action letter”).

Response:            In determining which fund should be considered to be the performance or accounting survivor with respect to a fund reorganization and which historical financial highlights are used by the surviving entity, the SEC staff provided guidance in the NAST no-action letter.  In the NAST no-action letter, the SEC staff stated that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund, if any, the surviving fund most closely resembles.  The SEC staff further stated that a comparison of the following factors, among other things, may be relevant to that analysis: (1) investment adviser (including the portfolio managers employed or that that will be employed following the reorganization); (2) investment objectives, policies and restrictions; (3) expense structure and expense ratio; (4) asset size; and (5) portfolio composition (“NAST Factors”).

After careful consideration of the five NAST Factors, as described in more detail below, and after consulting with its counsel and its independent public accountants regarding which fund should be considered the accounting survivor of the Reorganization, the Registrants have concluded that it is appropriate for the Global Capital Appreciation Fund, as the surviving Fund under the Reorganization (“Surviving Fund”), to be the performance and accounting survivor.

A.            PORTFOLIO MANAGEMENT TEAM

Hartford Funds Management Company, LLC serves as the investment adviser and Wellington Management Company, LLP serves as the sub-adviser to each fund, and each will continue to provide those services to the Global Capital Appreciation Fund after the reorganization.  Global Capital Appreciation Fund’s current portfolio managers will continue to be the portfolio managers of the Global Capital Appreciation Fund after the reorganization.

B.            DIFFERENCES IN INVESTMENT STRATEGIES

The funds have the same investment objective, similar investment strategies and restrictions, and similar risk factors.  The investment objective, investment strategy and restrictions, and risk factors of the Global Capital Appreciation Fund before the reorganization will be the same after the reorganization.

C.            PORTFOLIO EXPENSE STRUCTURE AND EXPENSE RATIOS

Effective February 28, 2014, the Global Capital Appreciation Fund’s management fee schedule is being revised.  The expense structure of the Global Capital Appreciation Fund, including the management fee schedule and sub-advisory fee schedule and the current expense cap agreement, will be the same before and after the reorganization. The expense ratios of the Global Capital Appreciation Fund, on a class by class basis, are expected to be the same before and after the reorganization except that the reorganization is expected to result in slightly lower expense ratios for certain classes of the Global Capital Appreciation Fund.  The expense ratios of the Global Capital Appreciation Fund are lower than the expense ratios of the Global Growth Fund.

D.            PORTFOLIO COMPOSITION

The portfolio composition of the Global Capital Appreciation Fund following the reorganization will not differ substantially from the fund’s portfolio composition prior to the reorganization.

E.            PORTFOLIO SIZE

The Global Capital Appreciation Fund is substantially larger than the Global Growth Fund.  As of October 31, 2013, the Global Capital Appreciation Fund had net assets of $992 million while the Global Growth Fund has net assets of $219 million.

Since the funds are similar, the Global Capital Appreciation Fund has lower operating expenses and is significantly larger than the Global Growth Fund, and there will be no changes made to the Global Capital Appreciation Fund as a result of the reorganization, it was determined that the Global Capital Appreciation Fund would be the accounting survivor of the reorganization.

18.       Comment:           With respect to the Global Growth Fund Registration Statement, please explain supplementally why the Global Capital Appreciation Fund’s expense caps disclosed in the “Operating Expenses” section of the Registration Statement differ from those in the fund’s financial highlights for the year ended October 31, 2013.

Response:            The Registrants note that the expense caps disclosed in the “Other Expenses” section of the Global Growth Registration Statement reflect a reduced management fee applicable to the Global Capital Appreciation Fund at all asset levels effective February 28, 2014. The Registrants further note that such reduction is more fully discussed in the “Comparison of Investment Objectives, Principal Investment Strategies, Principal Risks, and Management of Global Growth and Global Capital Appreciation” section of the Registration Statement.

19.       Comment:           With respect to the Growth Fund Registration Statement, please explain supplementally any variation between the Growth Opportunities Fund’s pro forma expense ratios disclosed in the “Operating Expenses” section of the Registration Statement and those in the fund’s financial highlights for the year ended October 31, 2013.

Response:            The Registrants note that the expense ratios disclosed in the “Operating Expenses” section of the Registration Statement and those in the fund’s financial highlights for the year ended October 31, 2013 reflect the expense ratio in effect during the respective time periods. Specifically, the expense ratios disclosed in the “Operating Expenses” section of the Registration Statement reflect an increase to the Growth Opportunities Fund’s expense cap, effective February 28, 2014, resulting from the expiration of a non-automatically renewable expense cap.

Sincerely,

John V. O’Hanlon

cc:	Edward P. Macdonald
Alice A. Pellegrino
Lisa Zeises